Exhibit 99.(B)
Martin W. Greenwald
    President, CEO &
Chairman of the Board
September 2, 2005
HIGHLY CONFIDENTIAL
Mr. Jon Feltheimer
Lima
2700 Colorado Avenue
Santa Monica, CA 90404
Re:   Delta/Lima
Dear Jon:
Thank you for your letter of August 30, 2005. We will present your proposal to our Board of Directors at its regularly scheduled meeting on September 9, 2005. If there is any additional information you would like our Board to consider, please provide it before that time.
We will be out of town on a management retreat the following week, but we would like you to meet with a Special Committee of our Board of Directors and designated outside counsel at your earliest convenience thereafter. You may wish to have appropriate representatives of your Board and counsel present. Please let us know if you believe it is appropriate for us to execute a mutual non-disclosure agreement in advance of the meeting, in order to ensure a more candid discussion.
Thank you for your interest and we look forward to meeting with you.
Sincerely,

/s/ Martin W. Greenwald
Martin W. Greenwald

MWG:hm

cc:	Ira Epstein Gary Haber John C. Kirkland, Esq.